Exhibit 99.2

NIO Inc. Cancels Second Quarter 2019 Earnings Conference Call

SHANGHAI, China, September 24, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, announced today that it will not hold its previously scheduled second quarter 2019 earnings conference call at 8:00 a.m. Eastern Time today, Tuesday, September 24, 2019 (8:00 p.m. Beijing Time on September 24, 2019). Earlier today, the Company announced its unaudited financial and operating results for the second quarter ended June 30, 2019.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the six-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries in June 2019.

For more information, please visit: http://ir.nio.com

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-3681

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: nio@tpg-ir.com

Source: NIO

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